Statement of Comprehensive Income for three months ended,

(As per IFRS) *In ₹ crore, except share data*

Particulars	Dec 31,		Growth % Q3 17 over Q3 16	Sep 30, 2016	Growth % Q3 17 over Q2 17
	2016	2015			
Revenues	**17,273**	**15,902**	**8.6**	**17,310**	**(0.2)**
Cost of sales	10,840	9,990	8.5	10,962	(1.1)
Gross Profit	**6,433**	**5,912**	**8.8**	**6,348**	**1.3**
Operating Expenses:					
Selling and marketing expenses	885	859	3.0	897	(1.3)
Administrative expenses	1,214	1,094	11.0	1,142	6.3
Total Operating Expenses	**2,099**	**1,953**	**7.5**	**2,039**	**2.9**
Operating Profit	**4,334**	**3,959**	**9.5**	**4,309**	**0.6**
Other Income, net	820	802	2.2	760	7.9
Share in associate's profit/(loss)	-	-	-	(3)	-
Profit before income taxes	**5,154**	**4,761**	**8.3**	**5,066**	**1.7**
Income tax expense	1,446	1,296	11.6	1,460	(1.0)
Net Profit	**3,708**	**3,465**	**7.0**	**3,606**	**2.8**
Earnings per equity share					
Basic (₹)	**16.22**	**15.16**	**7.0**	**15.77**	**2.8**
Diluted (₹)	**16.22**	**15.16**	**7.0**	**15.77**	**2.8**

Statement of Comprehensive Income for nine months ended,

(As per IFRS) *In ₹ crore, except share data*

Particulars	Dec 31,		Growth %
	2016	2015	
Revenues	**51,364**	**45,891**	**11.9**
Cost of sales	32,483	28,837	12.6
Gross Profit	**18,881**	**17,054**	**10.7**
Operating Expenses:			
Selling and marketing expenses	2,702	2,522	7.1
Administrative expenses	3,490	3,132	11.4
Total Operating Expenses	**6,192**	**5,654**	**9.5**
Operating Profit	**12,689**	**11,400**	**11.3**
Other Income, net	2,333	2,353	(0.8)
Share in associate's profit/(loss)	(5)	(2)	-
Profit before income taxes	**15,017**	**13,751**	**9.2**
Income tax expense	4,268	3,857	10.7
Net Profit	**10,749**	**9,894**	**8.6**
Earnings per equity share			
Basic (₹)	**47.03**	**43.29**	**8.6**
Diluted (₹)	**47.02**	**43.29**	**8.6**

Statement of Comprehensive Income for three months ended,

(As per IFRS)

In US $ million, except share data

Particulars	Dec 31,		Growth % Q3 17 over Q3 16	Sep 30, 2016	Growth % Q3 17 over Q2 17
	2016	2015			
Revenues	**2,551**	**2,407**	**6.0**	**2,587**	**(1.4)**
Cost of sales	1,601	1,512	5.9	1,638	(2.3)
Gross Profit	**950**	**895**	**6.1**	**949**	**0.1**
Operating Expenses:					
Selling and marketing expenses	131	130	0.8	134	(2.2)
Administrative expenses	179	166	7.8	171	4.7
Total Operating Expenses	**310**	**296**	**4.7**	**305**	**1.6**
Operating Profit	**640**	**599**	**6.8**	**644**	**(0.7)**
Other Income, net	121	121	-	114	6.1
Share in associate's profit/(loss)	-	-	-	(1)	-
Profit before income taxes	**761**	**720**	**5.7**	**757**	**0.5**
Income tax expense	214	196	9.2	218	(1.8)
Net Profit	**547**	**524**	**4.4**	**539**	**1.5**
Earnings per equity share					
Basic ($)	**0.24**	**0.23**	**4.4**	**0.24**	**1.5**
Diluted ($)	**0.24**	**0.23**	**4.4**	**0.24**	**1.5**

Statement of Comprehensive Income for nine months ended,

(As per IFRS)

In US $ million, except share data

Particulars	Dec 31,		Growth %
	2016	2015	
Revenues	**7,639**	**7,055**	**8.3**
Cost of sales	4,832	4,435	9.0
Gross Profit	**2,807**	**2,620**	**7.1**
Operating Expenses:			
Selling and marketing expenses	402	388	3.6
Administrative expenses	519	482	7.7
Total Operating Expenses	**921**	**870**	**5.9**
Operating Profit	**1,886**	**1,750**	**7.7**
Other Income, net	347	362	(4.1)
Share in associate's profit/(loss)	(1)	-	-
Profit before income taxes	**2,232**	**2,112**	**5.7**
Income tax expense	635	593	7.1
Net Profit	**1,597**	**1,519**	**5.1**
Earnings per equity share			
Basic ($)	**0.70**	**0.66**	**5.1**
Diluted ($)	**0.70**	**0.66**	**5.1**

Revenues by Client Geography

(In %)

	Quarter ended			LTM	
	Dec 31, 2016	Sep 30, 2016	Dec 31, 2015	Dec 31, 2016	Dec 31, 2015
North America	62.0	61.5	62.5	61.8	63.0
Europe	22.2	22.5	23.2	22.8	22.9
India	3.4	3.4	2.8	3.1	2.4
Rest of the world	12.4	12.6	11.5	12.3	11.7
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Revenues by Service Offering

(in %)

	Quarter ended			LTM	
	Dec 31, 2016	Sep 30, 2016	Dec 31, 2015	Dec 31, 2016	Dec 31, 2015
Business IT Services	**62.0**	**62.8**	**61.2**	**62.2**	**62.0**
Application Development	15.5	15.6	14.1	14.8	14.1
Application Maintenance	17.0	18.1	19.1	18.6	19.6
Infrastructure Management Services	8.6	8.4	7.5	8.3	8.2
Testing Services	9.1	9.2	9.2	9.1	9.0
Product Engineering Services	3.9	3.7	3.4	3.6	3.4
Business Process Management	4.9	4.9	4.9	4.9	5.0
Others	3.0	2.9	3.0	2.9	2.7
Consulting, Package Implementation & Others	**32.4**	**32.1**	**33.8**	**32.5**	**33.0**
Products, Platforms and Others	**5.6**	**5.1**	**5.0**	**5.3**	**5.0**
Products	3.2	3.0	3.0	3.1	3.1
Platforms	1.9	1.7	1.6	1.8	1.4
Others	0.5	0.4	0.4	0.4	0.5
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Revenues by Project Type *

(in %)

	Quarter ended			LTM	
	Dec 31, 2016	Sep 30, 2016	Dec 31, 2015	Dec 31, 2016	Dec 31, 2015
Fixed Price	49.5	47.1	44.6	46.9	43.7
Time & Materials	50.5	52.9	55.4	53.1	56.3
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

* *Excluding products*

Revenues by Client Industry

(in %)

	Quarter ended			LTM	
	Dec 31, 2016	Sep 30, 2016	Dec 31, 2015	Dec 31, 2016	Dec 31, 2015
Banking & Financial Services, Insurance	**33.3**	**33.1**	**33.5**	**33.0**	**33.2**
Banking & financial services	27.2	27.4	27.6	27.3	27.3
Insurance	6.1	5.7	5.9	5.7	5.9
Manufacturing & Hi-Tech	**22.5**	**22.5**	**22.8**	**22.6**	**23.6**
Retail & Life Sciences	**23.5**	**23.5**	**24.3**	**23.9**	**24.2**
Retail & CPG	14.6	14.9	14.7	15.0	15.0
Transport & Logistics	2.0	1.9	1.9	1.9	1.7
Life Sciences	4.6	4.5	5.8	4.8	5.6
Healthcare	2.3	2.2	1.9	2.2	1.9
Energy, Utilities, Communications & Services	**20.7**	**20.9**	**19.4**	**20.5**	**19.0**
Energy & Utilities	5.0	4.8	5.1	4.9	4.7
Telecom	9.1	9.4	8.0	9.2	8.1
Others	6.6	6.7	6.3	6.4	6.2
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Client Data

	Quarter ended			Year ended	
	Dec 31, 2016	Sep 30, 2016	Dec 31, 2015	Mar 31, 2016	Mar 31, 2015
Number of Clients					
Active	1,152	1,136	1,045	1,092	950
Added during the period (gross)	77	78	75	325	221
Number of million dollar clients*					
1 Million dollar +	591	577	555	558	529
5 Million dollar +	275	277	261	268	244
10 Million dollar +	195	186	171	177	159
25 Million dollar +	90	89	89	88	83
50 Million dollar +	54	54	51	52	47
75 Million dollar +	32	30	28	31	29
100 Million dollar +	18	18	13	14	15
200 Million dollar +	6	6	6	6	4
300 Million dollar +	1	1	1	1	-
Client contribution to revenues					
Top client	3.1%	3.5%	3.5%	3.6%	3.3%
Top 5 clients	12.3%	13.1%	13.9%	13.8%	13.5%
Top 10 clients	20.1%	21.8%	22.6%	22.5%	22.7%
Repeat business	96.7%	97.5%	96.8%	97.1%	97.8%
Days Sales Outstanding	69	64	65	66	65

**LTM (Last twelve months) Revenues*

Effort and Utilization - Consolidated IT Services

(in %)

	Quarter ended			LTM	
	Dec 31, 2016	Sep 30, 2016	Dec 31, 2015	Dec 31, 2016	Dec 31, 2015
Effort					
Onsite	29.8	29.7	29.5	29.7	29.2
Offshore	70.2	70.3	70.5	70.3	70.8
Revenues					
Onsite	56.5	57.0	56.5	56.8	56.0
Offshore	43.5	43.0	43.5	43.2	44.0
Utilization					
Including trainees	77.8	77.7	74.2	76.7	74.6
Excluding trainees	81.9	82.5	80.6	81.3	80.2

Person Months Data - Consolidated IT Services

	Quarter ended			LTM	
	Dec 31, 2016	Sep 30, 2016	Dec 31, 2015	Dec 31, 2016	Dec 31, 2015
Billed – Onsite	108,562	107,967	98,799	422,669	370,562
– Offshore	256,197	256,041	235,562	998,609	897,793
TOTAL	**364,759**	**364,008**	**334,361**	**1,421,278**	**1,268,355**
Non Billable	80,813	77,162	80,249	327,754	313,217
Trainee	22,976	27,408	35,797	104,595	119,529
Sales & Support	28,530	29,475	26,778	114,735	101,311
TOTAL	**497,078**	**498,053**	**477,185**	**1,968,362**	**1,802,412**

Effort and Revenues - Consolidated IT Services

	Quarter ended						LTM			
	Dec 31, 2016	Sequential growth %	Sep 30, 2016	Sequential growth %	Dec 31, 2015	Sequential growth %	Dec 31, 2016	Year on Year growth %	Dec 31, 2015	Year on Year growth %
Effort - (Person months)										
Onsite	108,562	0.6	107,967	3.1	98,799	4.4	422,669	**14.1**	370,562	14.6
Offshore	256,197	0.1	256,041	4.4	235,562	2.5	998,609	**11.2**	897,793	13.1
Total	**364,759**	**0.2**	**364,008**	**4.0**	**334,361**	**3.1**	**1,421,278**	**12.1**	**1,268,355**	**13.6**
Revenues – ($ million)										
Onsite	1,299.39	(2.9)	1,338.48	4.3	1,233.00	1.3	5,169.82	**10.7**	4,670.07	9.4
Offshore	1,000.69	(0.7)	1,007.99	4.1	948.13	(0.4)	3,937.42	**7.3**	3,669.35	3.6
Total	**2,300.08**	**(2.0)**	**2,346.46**	**4.2**	**2,181.13**	**0.5**	**9,107.24**	**9.2**	**8,339.42**	**6.8**

Revenue per FTE

(In US $ K)

	Quarter ended			Year Ended	
	Dec 31, 2016	Sep 30, 2016	Dec 31, 2015	Mar 31, 2016	Mar 31, 2015
Revenue per FTE - Consolidated	51.2	51.0	50.5	50.7	52.3

Employee Metrics

(Nos.)

	Quarter ended			Year ended	
	Dec 31, 2016	Sep 30, 2016	Dec 31, 2015	Mar 31, 2016	Mar 31, 2015
Total employees	1,99,763	1,99,829	1,93,383	1,94,044	1,76,187
S/W professionals	1,87,919	1,87,595	1,82,045	1,82,329	1,66,046
Billable	1,78,548	1,76,334	167,013	1,71,109	1,54,504
Banking product group	4,941	4,958	5,199	5,122	5,357
Trainees	4,430	6,303	9,833	6,098	6,185
Sales & Support	11,844	12,234	11,338	11,715	10,141
Gross addition	9,120	12,717	14,027	52,545	53,386
Of which lateral addition	4,000	5,752	6,115	24,719	23,156
Attrition	9,186	9,938	8,620	34,688	37,604
Net addition	(66)	2,779	5,407	17,857	15,782
Attrition % (Annualized Standalone)	14.9%	15.7%	13.4%	13.6%	18.9%
Attrition % (Annualized Consolidated)	18.4%	20.0%	18.1%	18.7%	22.3%

Infrastructure (as on Dec 31, 2016)

	Completed		Work in progress		Land acquired during the Quarter (acres)
	Built-up area (Sq. Ft.)	No. of seats	Built-up area (Sq. Ft.)	No. of seats	
Bengaluru	5,713,546	39,654	2,314,412	12,165	3.0
Pune	7,338,366	42,403	360,000	-	-
Chennai	4,276,536	25,255	58,756	752	4.0
Hyderabad	5,082,180	26,145	1,378,956	11,120	-
Bhubaneshwar	1,266,732	6,252	663,474	2,472	-
Mangaluru	1,945,636	6,891	604,000	4,800	-
Mysuru (including ILI)*	11,585,593	15,751	834,203	4,439	-
Chandigarh	1,193,052	6,615	-	-	-
Trivandrum	1,989,655	7,068	750,000	6,995	-
Delhi/ NCR	151,104	1,330	169,604	1,200	-
Jaipur	778,245	6,948	-	-	-
Nagpur	-	-	404,430	3,200	-
Indore	-	-	369,430	3,200	-
Mohali			19,430	200	-
Huballi	-	-	394,852	3,161	-
Global centers	2,289,385	24,157	656,846	265	-
Total	**43,610,030**	**208,469**	**8,978,393**	**53,969**	**7.0**

**Infosys Leadership Institute*

Rupee Dollar Rate (₹)

	Quarter ended			Year ended	
	Dec 31, 2016	Sep 30, 2016	Dec 31, 2015	Mar 31, 2016	Mar 31, 2015
Period closing rate	67.93	66.62	66.16	66.26	62.50
Period average rate	67.70	66.91	66.05	65.69	61.18

Constant Currency Reporting

Reported revenues	Q3 17	Q2 17	Q1 17	Q4 16	Q3 16
Revenues ($ mn)	2,551	2,587	2,501	2,446	2,407
Sequential growth (%)	(1.4)	3.5	2.2	1.6	0.6
YoY growth (%)	6.0	8.2	10.9	13.3	8.5

Constant currency – Q o Q	Q3 17	Q2 17	Q1 17	Q4 16	Q3 16
Revenues ($ mn)	2,579	2,599	2,489	2,452	2,418
Sequential growth (%)	(0.3)	3.9	1.7	1.9	1.1

Constant currency – Y o Y	Q3 17	Q2 17	Q1 17	Q4 16	Q3 16
Revenues ($ mn)	2,582	2,605	2,529	2,484	2,495
YoY growth (%)	7.3	8.9	12.1	15.0	12.5

Notes:

Basis of computation

1. Foreign exchange rates are as per FEDAI.
2. Average rates for major global currencies:

Average rate of USD	Q3 17	Q2 17	Q1 17	FY 16	Q4 16	Q3 16
AUD	0.74	0.76	0.74	0.73	0.73	0.72
EURO	1.07	1.12	1.12	1.10	1.10	1.09
GBP	1.23	1.31	1.43	1.51	1.42	1.51

3. Proportion of revenues from major global currencies:

Revenue by currency (%)	Q3 17	Q2 17	Q1 17	FY 16	Q4 16	Q3 16
AUD	7.1	7.5	7.3	6.9	6.9	6.6
EURO	10.0	9.6	9.4	9.3	9.6	9.4
GBP	5.1	6.0	6.6	6.6	6.7	6.7

Q3 2017

Geographical segment – growth

North America declined by 0.6%; both sequentially and in constant currency

Europe declined by 2.5% sequentially; and grew by 1.0% in constant currency

India declined by 1.0% sequentially; and 0.1% in constant currency

Rest of the world declined by 3.2% sequentially; and 1.5% in constant currency

Industry segment – growth

FSI declined by 0.8% sequentially; and grew by 0.2% in constant currency

MFG & Hi-Tech declined by 1.5% sequentially; and 0.5% in constant currency

RCL declined by 1.5% sequentially; and 0.4% in constant currency

ECS declined by 2.1% sequentially; and 0.8% in constant currency